

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2012

Via E-mail
Stephen L. Moreno
Chief Executive Officer
SKM Media Corp.
6001 Broken Sound Parkway NW
Suite 510
Boca Raton, FL 33484

> **Re:** **SKM Media Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 18, 2012**
> **File No. 333-177329**

Dear Mr. Moreno:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Operating Expenses, page 28.

Direct Mail, page 28

1. We note your response to comment 5 from our letter dated January 5, 2012. Please disclose the components of direct mail expense. Additionally, please tell us your basis for the measurement and timing of direct mail expenses to be accrued in relation to your revenue recognition process. Please update your disclosures in the first and last paragraphs of this page.

2. We note your response to comment 6 from our letter dated January 5, 2012. Tell us if you already have incurred certain of the $325,000 costs associated with the Form S-1 process and if they were reflected in your results of operations for the period ended September 30, 2011.   We note that you referred to such costs as an estimate.

Executive Compensation, page 40

3. Please revise your disclosure to provide updated executive compensation information for 2011.

Advance to Supplier, page F-19

4. We note your response to comment 10 from our letter dated January 5, 2012. Tell us the nature of "additional requirements left unfulfilled to recognize additional revenue during the period" and whether all related costs had been incurred.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3415, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel,
Assistant Director

cc: Via E-mail
        Stephen Fleming, Esq.